Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)

(Unaudited)

	2005	2004	2003	2002	2001
Loss from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$(760)	$(1,706)	$(1,832)	$(20,115)	$(7,362)
Add: estimated fixed charges	1,648	1,678	1,936	1,998	1,856
Add: estimated amortization of capitalized interest	14	13	14	15	15
Less: interest capitalized	(13)	(12)	(19)	(41)	(187)

Total earnings available for fixed charges	889	(27)	99	(18,143)	(5,678)
Estimate of interest factor on rentals	152	135	160	168	232
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,483	1,531	1,757	1,789	1,437
Interest capitalized	13	12	19	41	187

Total fixed charges	$1,648	$1,678	$1,936	$1,998	$1,856

Ratio of earnings to fixed charges	nm	nm	nm	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	$759	$1,705	$1,837	$20,141	$7,534

nm—not meaningful